EXHIBIT 99.43

                               Banro Corporation
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                                  PRESS RELEASE
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                               STOCK OPTION GRANTS

Toronto,  October 16, 2003 - Banro  Corporation  (the  "Company") (TSX Venture -
YBE) announces that its board of directors has granted, pursuant to the terms of the Company's stock option plan (the "Plan"), to officers, directors, employees and consultants of the Company an aggregate of 228,500 stock options (the "Options"), each such Option entitling the holder to purchase one common share of the Company at a price of Cdn$4.00. Subject to the terms of the Plan, 168,500 of the Options expire on October 16, 2008 and 60,000 of the Options expire on October 16, 2006.


For further information, please contact:

Arnold T. Kondrat
Executive Vice President
Phone: (416) 366-2221
Fax:   (416) 366-7722


The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.